Wesco Aircraft

27727 Avenue Scott, Valencia, CA 91355

July 22, 2013

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Wesco Aircraft Holdings, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 30, 2012
File No. 1-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), I confirm receipt of the letter dated July 8, 2013 from the staff of the of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “2012 Form 10-K”).  Below are the Company’s responses to the Staff’s comments. For your convenience, each of the Company’s responses is preceded by the applicable comment from the Staff’s letter.

Form 10-K for the Year Ended September 30, 2012

Liquidity and Capital Resources, page 53

1.              In future filings, please disclose the amount available to you under your credit arrangements as of the most recent balance sheet date that can be borrowed without breaching any covenants. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future periodic reports it intends to disclose the amount available to the Company that can be borrowed under its credit arrangements as of the most recent balance sheet date without breaching any covenants contained therein, beginning with its

Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.  For example, the disclosure for the quarterly period ended March 31, 2013 would have indicated that as of March 31, 2013, the full $200.0 million was available for borrowing under the Company’s $200.0 million revolving credit facility and the full £7.0 million (or approximately $10.6 million using the March 31, 2013 exchange rate of $1.5114 per British pound) was available for borrowing under Wesco Aircraft Europe, Ltd.’s £7.0 million line of credit, in each case without breaching any covenants contained in the agreements governing the Company’s indebtedness.

2.              On page 56 you state the reasons for the increase in the inventory balance was “to support the growth in sales during the year ended September 30, 2012, as well as strategic purchase in anticipation of the expected industry growth cycle.” While revenue increased in fiscal year 2012, ending inventory increased relative to cost of sales and sales, and there were over 400 days in ending inventory at year-end. In future filings, please provide additional detail to your explanation of the changes in the inventory balance, with quantified information where available and useful to an investor. Provide additional details regarding your expectations for improved industry conditions and explain the specific actions you have taken and their impact on your inventory balance.

Response:  The Company acknowledges the Staff’s comments and respectfully advises the Staff that in future filings, the Company will provide additional detail to the explanations of changes in inventory balance.  However, although the Company can provide additional qualitative disclosure about the drivers of changes in its inventory and quantitative measurements of its cost of sales as a percentage of inventory relative to prior periods, the Company respectfully advises the Staff that the nature of its procurement processes makes it impractical and potentially misleading to attempt to quantify the impact of any one specific procurement on the total balance of inventory. Specifically, the Company’s inventory procurement is driven by  a combination of  many interconnected motivations, including (i) purchases made to take advantage of favorable pricing terms or volume-based opportunities, (ii) speculative purchases made based on current market trends, (iii) purchases timed to take supplier lead times into account and (iv) purchases made in anticipation of sales resulting from new customer contracts and general growth across the Company’s business.  As a result, it is difficult to directly quantify a change in inventory to a specific procurement. However, should a situation arises where a quantification is available and would be useful to an investor, the Company will include such a quantification as part of the additional detailed explanations of changes in inventory balance.

As previously disclosed, although the Company has made, and continues to make, adjustments to its purchasing practices in order to mitigate the effect of inventory fluctuations on its cash flows, inventory fluctuations continue to occur and, as a result, will continue to impact the Company’s cash flows.  More specifically, as noted on page 56 of the 2012 Form 10-K, during the year ended September 30, 2012, the Company’s cash flows were negatively impacted by an inventory build-up that was driven by purchases made to support the growth in sales during fiscal 2012 and strategic purchases made in anticipation of an expected industry growth cycle. Even though this inventory build-up negatively impacted the Company’s cash flows, the Company’s cost of sales as a percentage of inventory increased from 90.2% during fiscal 2011 to 93.7% during fiscal 2012 (exclusive of any sales or inventory attributable to the business of Interfast, Inc. (“Interfast”), which the Company acquired on July 3, 2013 (the “Interfast Acquisition”)), which reflected an increase in the Company’s inventory turns during fiscal 2012 compared to fiscal 2011.  Given that growth in the Company’s business typically requires the Company to procure additional inventory, which has negative impact on the Company’s cash flows, the Company believes that cost of sales as a percentage of inventory is a useful additional metric to use when analyzing the Company’s inventory management relative to the growth of its business.

The Company also respectfully advises the Staff that the Interfast Acquisition is excluded from the fiscal 2012 calculation of cost of sales as a percentage of inventory because the Interfast Acquisition resulted in the Company taking on Interfast’s full inventory during fiscal 2012, while only recording a single quarter’s worth of sales attributable to Interfast’s business during that time.  As a result, the Company believes the inclusion of Interfast-related inventory and sales would not have produced an accurate metric for fiscal 2012.

Although the Company believes that its cost of sales as a percentage of inventory reflects a positive trend in inventory management, as disclosed on page 56 of the 2012 Form 10-K, the Company’s cash flows were also negatively impacted by strategic purchases made in anticipation of an expected industry growth cycle.  Although the Company believes that during fiscal 2012 the aerospace industry was in the early stages of a growth cycle, and accordingly made strategic inventory purchases, the typical increases in customer demand and supplier lead times that occur during growth cycles did not occur within the expected timeframe. The Company believes that this lower than expected demand was the result of inventory purchases that still remained in the supply chain from the last downturn and is taking longer for those parties to sell-off.  Accordingly, the Company believes that the strategic inventory purchases it made during fiscal 2012, combined with this lower than expected demand, had a modest negative impact on its cash flows during fiscal 2012, as compared to the prior year period, slightly offsetting the overall positive trend in inventory management, as reflected in the comparison of cost of sales as a percentage of inventory.

Contractual Obligations, page 58

3.              In future filings, please include estimates of future variable interest payments in the table or in a footnote to the table. Provide appropriate disclosure with respect to your assumptions. To the extent you are party to any interest rate swaps in the future, you would also need to disclose estimates of the amounts you would be obligated to pay, to the extent you are in the position of paying cash rather than receiving cash under the swaps.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it intends to include an estimate of future variable interest payments in the “Long-Term Debt Obligations” line item of the “Contractual Obligations” table included in its future Form 10-K filings. The estimated future variable interest payments will be calculated using the actual interest rates applicable to the Company’s indebtedness as of September 30 of the year covered by the Form 10-K filing.  The Company will also include a footnote to the “Long-Term Debt Obligations” line item specifying (i) that the line item includes both principal and estimated interest expense payments, (ii) that the interest rate used to calculate the estimated future variable interest expense is based on the actual interest rate applicable to the Company’s indebtedness as of September 30 of the year covered by the Form 10-K filing, (iii) that the actual variable interest expense paid by the Company in the future may vary from what is presented in the table and (iv) that investors should reference “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Senior Secured Credit Facilities” and “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for additional information.  In addition, the Company respectfully advises the Staff that it will also disclose estimates of the amounts the Company would be obligated to pay under any interest rate swaps in the “Long-Term Debt Obligations” line item of the “Contractual Obligations” table included in its Form 10-K filings should the Company become party to such agreements in the future.

Note 20 — Segment Reporting, page 96

4.              In future filings please disclose your revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40 and 280-10-50-38.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future Form 10-K filings it intends to disclose the amount of revenues earned from external customers for each group of similar products.  As disclosed on page 6 of the 2012 Form 10-K, the Company has determined that its product categories include the following: hardware, electronic components, bearings and machine parts/other. The disclosure the Company intends to include in its Annual Report on Form 10-K for the year ended September 30, 2013, as required by ASC 280-10-50-39, will include a breakdown of the Company’s revenues for each of these product categories for each of the fiscal years ended September 30, 2013, 2012 and 2011.

*   *   *

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (661) 775-7213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory A. Hann

Gregory A. Hann
Executive Vice President and
Chief Financial Officer

cc:

Tracey McKoy, Staff Accountant

John G. Holland, Vice President and General Counsel

Rachel W. Sheridan, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP